FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Transaction in Own Shares announcement made on 31 August 2006
	2.	Transaction in Own Shares announcement made on 1 September 2006
	3.	Director/PDMR Shareholding announcement made on 4 September 2006
	4.	Transaction in Own Shares announcement made on 4 September 2006
	5.	Transaction in Own Shares announcement made on 6 September 2006
	6.	Transaction in Own Shares announcement made on 6 September 2006
	7.	Transaction in Own Shares announcement made on 7 September 2006
	8.	Director/PDMR Shareholding announcement made on 8 September 2006
	9.	Transaction in Own Shares announcement made on 8 September 2006
	10.	Transaction in Own Shares announcement made on 11 September 2006
	11.	Publication of Supplementary Prospectus announcement made on 12 September 2006
	12.	Transaction in Own Shares announcement made on 12 September 2006
	13.	Schedule 10 Notification announcement made on 13 September 2006
	14.	Transaction in Own Shares announcement made on 13 September 2006
	15.	Transaction in Own Shares announcement made on 14 September 2006
	16.	Transaction in Own Shares announcement made on 15 September 2006
	17.	Transaction in Own Shares announcement made on 18 September 2006
	18.	Transaction in Own Shares announcement made on 19 September 2006
	19.	Transaction in Own Shares announcement made on 20 September 2006
	20.	Publication of Prospectus announcement made on 20 September 2006
	21.	Director/PDMR Shareholding announcement made on 21 September 2006
	22.	Holding(s) in Company announcement made on 21 September 2006
	23.	Transaction in Own Shares announcement made on 21 September 2006
	24.	Transaction in Own Shares announcement made on 22 September 2006
	25.	Transaction in Own Shares announcement made on 25 September 2006
	26.	Transaction in Own Shares announcement made on 26 September 2006
	27.	Transaction in Own Shares announcement made on 27 September 2006

Enclosure No. 1

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 31 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1787.612p per ordinary share.

Enclosure No. 2

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 1 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1793.9783p per ordinary share.

Enclosure No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Alan Peter Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

1 September 2006

18. Period during which or date on which it can be exercised

1 October 2009 - 31 March 2010

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

94 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.84

22. Total number of shares or debentures over which options held following notification

154,358

23. Any additional information

The Royal Bank of Scotland Group plc - 1997 Sharesave Scheme 2006 Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

4 September 2006

----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

1 September 2006

18. Period during which or date on which it can be exercised

1 October 2009 - 31 March 2010

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

170 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.84

22. Total number of shares or debentures over which options held following notification

296,890

23. Any additional information

The Royal Bank of Scotland Group plc - 1997 Sharesave Scheme 2006 Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

4 September 2006

----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

1 September 2006

18. Period during which or date on which it can be exercised

1 October 2011 - 31 March 2012

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

697 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.84

22. Total number of shares or debentures over which options held following notification

69,316

23. Any additional information

The Royal Bank of Scotland Group plc - 1997 Sharesave Scheme 2006 Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

4 September 2006

----------------------------------------------------------------------------------------------------------------------------

Enclosure No. 4

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 4 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1807.11p per ordinary share.

Enclosure No. 5

06 September 2006

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 5 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1806.9394p per ordinary share.

Enclosure No. 6

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 6 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1809.89p per ordinary share.

Enclosure No. 7

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 7 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1787.1954p per ordinary share.

Enclosure No. 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.97

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,825

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.97

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204,769

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.97

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,422

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.97

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,650

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.97

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,165

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.97

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,010

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.97

14. Date and place of transaction

7 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,932

16. Date issuer informed of transaction

7 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

Enclosure No. 9

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 8 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1787.821p per ordinary share.

Enclosure No. 10

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 11 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1779.0745 per ordinary share.

Enclosure No. 11

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc / The Royal Bank of Scotland plc £40,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8509i_-2006-9-12.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 12

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 12 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1798.286p per ordinary share.

Enclosure No. 13

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited 127,531,807

Citibank, Ldn 16,395

5. Number of shares / amount of stock acquired

28,786,507 Ordinary Shares of 25p each

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

5 September 2006

11. Date company informed

7 September 2006

12. Total holding following this notification

127,548,202 Ordinary Shares of 25p each

13. Total percentage holding of issued class following this notification

4.00%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

Date of notification

13 September 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 14

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 13 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1812.5921p per ordinary share.

Enclosure No. 15

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 14 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1807.2873p per ordinary share.

Enclosure No. 16

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 15 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1803.5878p per ordinary share.

Enclosure No. 17

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 18 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1805.23p per ordinary share.

Enclosure No. 18

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 19 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1772.276 per ordinary share.

Enclosure No. 19

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 20 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1773.9263p per ordinary share.

Enclosure No. 20

20 September 2006

The Royal Bank of Scotland plc - Publication of Prospectus

The following Prospectus has been approved as a prospectus by the UK Listing
Authority and is available for viewing:

Prospectus dated 20 September 2006 relating to the Certificate and Warrant
Programme establishment

To view the full document, please paste the following URL into the address bar of your browser.

Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/2563j_1-2006-9-20.pdf

Documents Incorporated by Reference

The audited consolidated annual financial statements of The Royal Bank of
Scotland plc for the financial year ended 31 December 2004

http://www.rns-pdf.londonstockexchange.com/rns/2563j_2-2006-9-20.pdf

The audited consolidated annual financial statements of The Royal Bank of
Scotland Group plc for the financial year ended 31 December 2004

http://www.rns-pdf.londonstockexchange.com/rns/2563j_3-2006-9-20.pdf

The audited consolidated annual financial statements of The Royal Bank of
Scotland plc for the financial year ended 31 December 2005

http://www.rns-pdf.londonstockexchange.com/rns/2563j_4-2006-9-20.pdf

The full documents are also available for viewing at the Document Viewing
Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the
United States. If you are a U.S. person or are viewing this page from the United
States, you should exit this section of the website.

For further information, please contact:

Hew Campbell

Head of Group Secretariat                   Ron Huggett

The Royal Bank of Scotland plc              Director, Capital Management

Tel: +44 (0)131 626 4099                    The Royal Bank of Scotland Group plc

                                            5th Floor

                                            280 Bishopsgate

                                            London EC2M 4RB

                                            TEL:     020 7085 4925

                                            FAX:     020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Prospectus being available on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S.
persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Enclosure No. 21

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Guy Robert Whittaker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

1 September 2006

18. Period during which or date on which it can be exercised

1 October 2009 - 31 March 2010

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

1235 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£13.84

22. Total number of shares or debentures over which options held following notification

57,930

23. Any additional information

The Royal Bank of Scotland Group plc - 1997 Sharesave Scheme 2006 Grant

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

21 September 2006

Enclosure No. 22

                                                         SCHEDULE 10

                                             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Bank PLC 126,966,348

Citibank London 15,795

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

566,059

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

20 September 2006

11. Date company informed

20 September 2006

12. Total holding following this notification

126,982,143 Ordinary Shares of 25p each

13. Total percentage holding of issued class following this notification

3.99%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

Date of notification

21 September 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 23

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 21 September 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of 1783.9778p per ordinary share.

Enclosure No. 24

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 22 September 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1763.0595p per ordinary share.

Enclosure No. 25

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 25 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1774.084211p per ordinary share.

Enclosure No. 26

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 26 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1784.9578p per ordinary share.

Enclosure No. 27

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 27 September 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of 1793.4063p per ordinary share.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September, 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat